UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Intelligentias, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

58818320
(CUSIP Number)

Antti Uusiheimala
Vision Opportunity Master Fund, Ltd
20 W. 55th Street, 5th floor
New York, NY 10019
 (Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

May 4, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ X ]

SCHEDULE 13D
CUSIP No. 58818320

1.           Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vision Opportunity Master Fund, Ltd. *

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)           [   ]
(b)           [   ]

3.           SEC Use Only

4.           Source of Funds (See Instructions)                                            WC

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [    ]

6.           Citizenship or Place of OrganizationCaymen Islands

Number of                               7.           Sole Voting Power                      0
Shares Bene-
ficially Owned                                8.           Shared Voting Power              34,618,738
By Each
Reporting                                9.           Sole Dispositive Power              0
Person With
         10.          Shared Dispositive Power    34,618,738

11.           Aggregate Amount Beneficially Owned by Each Reporting Person
34,618,738

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  [  ]

13.           Percent of Class Represented by Amount in Row (11)   31.6%

14.           Type of Reporting Person (See Instructions)   CO

_______________

* Adam Benowitz, in his capacity as managing member of the Reporting Person, has ultimate dispositive power over the shares held by the Reporting Person.  Mr. Benowitz disclaims beneficial ownership of the shares disclosed herein.

Introduction

This Amendment No. 1 to Schedule 13D is being filed by Vision Opportunity Master Fund, Ltd. (the “Reporting Person”), with respect to its beneficial ownership of shares of common stock, par value $0.001 per share (the “Common Stock”), of Intelligentias, Inc. (the “Issuer”).  The Reporting Person filed an Amendment No. 1 to Schedule 13G on Schedule 13D on March 21, 2007.

Item 1.  Security and Issuer

This statement relates to the Common Stock of Intelligentias, Inc.  The Issuer’s executive offices are located at 8201 Towne Main Drive, #1421, Plano, Texas 75024.

Item 2.   Identity and Background

This statement is filed by Vision Opportunity Master Fund, Ltd., a Caymen Islands company.  The Reporting Person is principally engaged in making investments.  The address of the principal business office of the Reporting Person is 20 W. 55th Street, 5th Floor, New York, New York 10019.  During the last five years, none of the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Person nor any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The funds used to acquire the securities that are described in this Schedule 13D were from working capital of the Reporting Person.

Item 4.  Purpose of Transaction

The Reporting Person acquired the Issuer’s securities for investment purposes. On December 7, 2006, the Reporting Person acquired the following securities from the Issuer in a private placement transaction: (i) a secured convertible demand promissory note in the aggregate principal amount of $8,000,000 (the “Note”), convertible into shares of Common Stock at a conversion price of $0.44, and (ii) series A warrants to purchase 9,000,000 shares of Common Stock expiring on December 7, 2011 at an exercise price of $0.01 per share (the “Warrants”). The Note is convertible into shares of Common Stock at any time at the option of the Reporting Person and the Warrants are exercisable into shares of Common Stock at any time at the option of the Reporting Person; provided, however, with respect to the 9,000,000 shares of Common Stock issuable upon exercise of the Warrants, 6,750,000 shares are immediately exercisable and the balance of 2,250,000 shares are exercisable only following the date that the Note is fully converted or prepaid.  Pursuant to the terms of the transaction documents relating to the purchase of the foregoing securities, the Reporting Person may not acquire shares of Common Stock upon conversion of the Note or upon exercise of the Warrants to the extent that, upon conversion or exercise, the number of shares of Common Stock beneficially owned by the Reporting Person and its affiliates would exceed 9.9% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, on December 7, 2006, the Reporting Person entered into two separate option agreements with a third party whereby the Reporting Person may acquire up to an aggregate of 4,500,000 shares of Common Stock at an exercise price per share of $0.10.  The term of the first Option Agreement, with respect to 2,250,000 shares, expires February 28, 2007.  The term of the second Option Agreement, also with respect to 2,250,000 shares, expires on the date the Note is fully converted or repaid and can only be exercised with respect to the number of shares issued to the Reporting Person upon conversion of the Note.

Further, on December 7, 2006, the Reporting Person entered into a Share Escrow Agreement with a third party and an escrow agent whereby the Reporting Person shall be issued up to an aggregate of 10,000,000 shares of Common Stock being held in escrow in connection with conversions of the Note by the Reporting Person.  The number of shares to be delivered to the Reporting Person by the escrow agent upon each conversion of the Note shall be equal to the product of (A) the percentage obtained by dividing (i) the principal amount of the Note being converted by (ii) the total principal amount of the Note held by the Reporting Person at the time of such conversion, multiplied by (B) the number of shares remaining in the escrow account at the time of such conversion.

On December 20, 2006, the Reporting Person exercised a portion of its option under the first Option Agreement and received 500,000 shares of Common Stock.  The first Option Agreement expired on February 28, 2007.  On March 15, 2007, the Reporting Person exercised its option in full under the second Option Agreement and received 2,250,000 shares of Common Stock.  The Reporting Person received a waiver from the grantor of the option that permitted the Reporting Person to exercise the option under the second Option Agreement for a number of shares of Common Stock greater than the number of shares of Common Stock issued to the Reporting Person upon conversion of the Note at the time the option was exercised.

On March 6, 2007, Vision exercised a portion of the Warrants and received 3,000,000 shares of Common Stock.

On March 16, 2007, in consideration of the Reporting Person agreeing to convert the Note in full into shares of Common Stock prior to the maturity date of the Note, the Issuer issued to the Reporting Person 1,750,000 shares of Common Stock.

On March 19, 2007, the Reporting Person converted the Note in full into 18,181,818 shares of Common Stock.  In addition, pursuant to the Share Escrow Agreement referred to above, the Reporting Person received an additional 10,000,000 shares of Common Stock that were held in escrow in connection with conversion in full of the Note by the Reporting Person.   Prior to the conversion of the Note, the Reporting Person waived the 9.9% limitation set forth in the Note and the Issuer waived the requirement of the Reporting Person to provide the 61-day waiver notice.

Adam Benowitz, in his capacity as managing member of the Reporting Person, has ultimate dispositive power over the shares held by the Reporting Person.  Mr. Benowitz disclaims beneficial ownership of the shares disclosed herein.

Except as may be provided herein, the Reporting Person does not have any other plans or proposals which would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure, (vii) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

(a)           Amount beneficially owned:  34,618,738 shares of Common Stock.

(b)           Percent of Class:        31.6%

(c)           Number of shares as to which such person has:

(i)             sole power to vote or direct the vote:  34,618,738

(ii)            shared power to vote or direct the vote:   0

(iii)           sole power to dispose or direct the disposition of:  34,618,738

(iv)           shared power to dispose or direct the disposition of:   0

The Reporting Person has engaged in the following transactions with respect to the Issuer’s Common Stock since the most recent filing of Schedule 13D:

Transaction Date	Number of Shares	Ave.Price for Share	Type of Transaction
4/18/2007	5,000	1.77	Sale
4/19/2007	67,800	1.802	Sale
4/20/2007	88,980	1.9074	Sale
4/23/2007	285,500	2.0375	Sale
4/24/2007	80,000	1.9883	Sale
4/25/2007	93,000	1.7837	Sale
4/26/2007	47,500	1.7927	Sale

4/27/2007	235,500	1.8143	Sale
4/30/2007	60,000	1.9032	Sale
5/1/2007	31,500	1.85	Sale
5/2/2007	31,700	1.85	Sale
5/3/2007	10,000	1.6803	Sale
5/4/2007	26,600	1.4988	Sale

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2007
        VISION OPPORTUNITY MASTER FUND, LTD.

        By: /s/ Adam Benowitz
               Name: Adam Benowitz
               Title:   Managing Member